UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED THIRD QUARTER 2012 RESULTS1

Santiago, Chile, November 7, 2012 – CCU announced today its consolidated financial results for the third quarter ended September 30, 2012:

  Consolidated volume grew 6.3%. All segments contributed to this growth: Spirits increased 11.7%, Non-alcoholic beverages 11.1%, Wine 3.8%, Argentina 3.2% and Beer Chile 2.2%.
  Total Net sales increased 10.9%, as a result of higher consolidated volume and 4.8% higher average prices.
  Gross profit increased 13.4% from CLP 112,643 million to CLP 127,715 million in Q3’12.
  The Normalized EBITDA increased 6.3% and EBITDA margin was 19.4%, which is 80 bps lower than Q3’11.
  Net income decreased 21.1% due to a one-time effect of CLP 6,126 million caused by a –recently promulgated– corporate income tax rate increase in Chile.

Key figures (CLP million)	Q3'12	Q3'11	Change	Change before EI
Volume (Hl)	4,290,308	4,037,317	6.3%
Net sales	243,977	220,042	10.9%
Gross profit	127,715	112,643	13.4%
EBIT	33,479	32,716	2.3%	2.9%
EBITDA	47,277	44,644	5.9%	6.3%
Net income	17,388	22,050	-21.1%	-21.3%
Earnings Per Share	54.6	69.2	-21.1%	-21.3%

	YTD '12	YTD '11	Change	Change before EI
Volume (MHl)	13,618,894	12,660,730	7.6%
Net sales	743,479	653,694	13.7%
Gross profit	390,244	342,432	14.0%
EBIT	109,446	118,766	-7.8%	3.3%
EBITDA	149,628	154,225	-3.0%	5.8%
Net income	68,924	77,761	-11.4%	-1.2%
Earnings Per Share	216.4	244.1	-11.4%	-1.2%

1 For an explanation of the terms used please refer to the Glossary in Further Information and Exhibits. All comments refer to Q3’12 figures compared to Q3’11, under IFRS. Normalized performance measures are a better indicator for results due to the exceptional items profit or loss given the case (please refer to page 8). Figures in tables and exhibits have been rounded off and may not add exactly the total shown.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile	Page 1 of 18
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

COMMENTS FROM THE CEO

We are pleased with CCU’s Q3’12 consolidated results, where the Normalized EBITDA grew 6.3%. We delivered a top-line growth of 10.9% despite the challenging environment faced in most of our segments. Volume grew 6.3% benefiting from a combination of industry growth and market share gains, on a consolidated basis. The average unit price was 4.8% higher than the same quarter last year. In all, the Normalized EBITDA margin decreased from 20.2% to 19.4% in Q3’12 but at a lower magnitude than the first half of the year which was 180 bps lower.

In Chile, volumes grew 7.2%. All segments contributed to this growth, highlighting 2.2% increase in Beer, 11.7% increase in Spirits and 11.1% increase in Non-alcoholic beverages, maintaining the category’s strength of the first half of the year along with market share improvement. As a consequence, Net sales increased 8.4% as a result of higher volumes and 1.5% increase in average prices. The Normalized EBITDA margin decreased from 23.3% to 22.7% in Q3’12 mainly due to higher distribution costs which were affected by high real salaries caused by full employment and higher transportation cost, as well as marketing expenses which increased as a percentage of Net sales from 6.7% to 7.0% this quarter.

We are satisfied with the recovery in our operation in Argentina. Volumes increased 3.2% driven by 4.1% domestic beer volume increase, according to our understanding, in line with the industry growth. All this contributes to Net sales increase of 20.3% combined with 17.3% increase in average prices. In USD terms, Net sales grew 17.6% as well as 14.8% in average prices, as a result of a higher-end mix and price increases in order to partially offset the inflation. Nevertheless, Normalized EBITDA margin declined from 8.4% to 7.9% in Q3’12, mainly due to higher MSD&A as a percentage of Net sales.

Following CCU organic growth strategy, in Q3’12 we were able to capture market expansion coupled with price adjustments. Furthermore, in terms of innovation, we have launched Cristal Light and 1.2 liter returnable beer package as well as several others in most of our segments. In terms of non-organic growth, our search in surrounding markets materialized in an acquisition in Uruguay. It is an operation of 540 thousand HL and USD 20 million of revenues, which provides a growth platform to develop a multi-category business in Uruguay. Also, during this quarter as a financial investment, we increased our stake in VSPT to 59.88% by acquiring 9.88% of the shares. Additionally, in October 16th we announced an agreement to acquire 51% of Manantial S.A., Home and Office Delivery (HOD) business.

The Q3’12 results were affected by a one-time effect caused by an increase in the corporate income tax rate in Chile. This quarter, we registered CLP 6,126 million as higher income tax at the Income Statement.

Looking ahead, we reinforce our commitment to strengthen our position in all categories in which CCU participates. In the short term to stop the margins erosion and in the long term, to restore margins in Chile and Argentina, complemented with a virtuous balance between per capita consumption and market share.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile	Page 2 of 18
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

NET SALES

Q3’12

Total Net sales increased 10.9% to CLP 243,977 million as a result of 4.8% higher average prices and 6.3% higher consolidated volumes which increased in the following segments: Spirits 11.7%, Non-alcoholic beverages 11.1%, Wines 3.8%, Beer Chile 2.2% and CCU Argentina 3.2%. The higher average price is mainly explained by 17.3% increase in the average prices of CCU Argentina, positively affected by F/X conversion, change in mix, and price increases in order to partially compensate the inflation. In the other segments the price increases were the following: 5.0% increase in Spirits due mostly to a change in mix as a consequence of the distribution of new products, 3.8% in Non-alcoholic beverages, 1.4% in Beer Chile and 1.2% in Wines.

2012	Accumulated Net sales increased 13.7% amounting to CLP 743,479 million, as a result of 7.6% higher consolidated volumes and 6.0% higher average prices.

Net sales by segment

	Net sales (million CLP)
	Q3'12	Mix	Q3'11	Mix	Change
Beer Chile	67,903	27.8%	65,578	29.8%	3.5%
CCU Argentina	54,899	22.5%	45,643	20.7%	20.3%
Non-alcoholic beverages	64,504	26.4%	55,934	25.4%	15.3%
Wines	39,862	16.3%	38,330	17.4%	4.0%
Spirits	16,941	6.9%	14,824	6.7%	14.3%
Other/Eliminations	-132	-0.1%	-266	-0.1%	-
TOTAL	243,977	100.0%	220,042	100.0%	10.9%

	Net sales (million CLP)
	YTD '12	Mix	YTD '11	Mix	Change
Beer Chile	221,286	29.8%	210,105	32.1%	5.3%
CCU Argentina	159,945	21.5%	135,378	20.7%	18.1%
Non-alcoholic beverages	205,980	27.7%	173,351	26.5%	18.8%
Wines	111,751	15.0%	101,869	15.6%	9.7%
Spirits	45,482	6.1%	34,500	5.3%	31.8%
Other/Eliminations	-965	-0.1%	-1,509	-0.2%	-
TOTAL	743,479	100.0%	653,694	100.0%	13.7%

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile	Page 3 of 18
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

GROSS PROFIT

Q3’12

Increased 13.4% to CLP 127,715 million as a result of 10.9% higher Net sales, partially offset by 8.3% higher Cost of sales which amounted to CLP 116,262 million. As a percentage of Net sales, Cost of sales decreased from 48.8% in Q3’11 to 47.7% in Q3’12. Consequently, the Gross profit as a percentage of Net sales increased from 51.2% in Q3’11 to 52.3% this quarter.

2012	Increased 14.0% to CLP 390,244 million and, as a percentage of Net sales, the consolidated Gross profit slightly increased from 52.4%% to 52.5% when compared to 2011.

EBIT

Q3’12

Increased 2.3% to CLP 33,479 million due to higher Gross profit partially compensated by higher MSD&A expenses, which increased 17.6% in Q3’12, to CLP 95,106 million. MSD&A expenses, as a percentage of Net sales, increased from 36.8% in Q3’11 to 39.0% in Q3’12. The increase in MSD&A is mostly explained by the inflationary pressures in Argentina; and in Chile, higher distribution cost which was affected by full employment and higher transportation cost, as well as higher marketing expenses which increased as a percentage of Net sales this quarter. EBIT margin decreased from 14.9% in Q3’11 to 13.7% in Q3’12.

2012	Decreased 7.8% to CLP 109,446 million. Normalized EBIT increased 3.3% and its margin decreased from 16.2% to 14.7% in Q3’12.

Normalized EBIT and EBIT margin by segment

	Normalized EBIT (million CLP)			Mix	Normalized EBIT margin
	Q3'12	Q3'11	Change	Q3'12	Q3'12	Q3'11
Beer Chile	16,216	18,133	-10.6%	48.4%	23.9%	27.7%
CCU Argentina	2,618	2,374	10.3%	7.8%	4.8%	5.2%
Non-alcoholic beverages	8,462	6,401	32.2%	25.3%	13.1%	11.4%
Wine	3,996	2,796	42.9%	11.9%	10.0%	7.3%
Spirits	2,191	2,306	-5.0%	6.5%	12.9%	15.6%
Other/Eliminations	-5	539	-	0.0%	-	-
TOTAL	33,479	32,550	2.9%	100.0%	13.7%	14.8%

	Normalized EBIT (million CLP)			Mix	Normalized EBIT margin
	YTD '12	YTD '11	Change	YTD '12	YTD '12	YTD '11
Beer Chile	53,580	58,307	-8.1%	49.0%	24.2%	27.8%
CCU Argentina	11,230	13,617	-17.5%	10.3%	7.0%	10.1%
Non-alcoholic beverages	28,687	23,473	22.2%	26.2%	13.9%	13.5%
Wine	7,965	5,757	38.4%	7.3%	7.1%	5.7%
Spirits	5,169	4,662	10.9%	4.7%	11.4%	13.5%
Other/Eliminations	2,815	102	-	2.6%	-	-
TOTAL	109,446	105,917	3.3%	100.0%	14.7%	16.2%

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile	Page 4 of 18
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

EBITDA

Q3’12	Increased 5.9% to CLP 47,277 million, and the consolidated EBITDA margin decreased from 20.3% in Q3’11 to 19.4% in Q3’12.

2012	Decreased 3.0% to CLP 149,628 million. Normalized EBITDA increased 5.8%, and the consolidated normalized EBITDA margin decreased from 21.6% in Q3’11 to 20.1% in Q3’12.

Normalized EBITDA and EBITDA margin by segment

	Normalized EBITDA (million CLP)			Mix	Normalized EBITDA margin
	Q3'12	Q3'11	Change	Q3'12	Q3'12	Q3'11
Beer Chile	21,175	22,237	-4.8%	44.8%	31.2%	33.9%
CCU Argentina	4,326	3,836	12.8%	9.1%	7.9%	8.4%
Non-alcoholic beverages	11,474	8,952	28.2%	24.3%	17.8%	16.0%
Wine	5,552	4,398	26.2%	11.7%	13.9%	11.5%
Spirits	2,744	2,891	-5.1%	5.8%	16.2%	19.5%
Other/Eliminations	2,007	2,162	-	4.2%	-	-
TOTAL	47,277	44,478	6.3%	100.0%	19.4%	20.2%

	Normalized EBITDA (million CLP)			Mix	Normalized EBITDA margin
	YTD '12	YTD '11	Change	YTD '12	YTD '12	YTD '11
Beer Chile	67,759	70,414	-3.8%	45.3%	30.6%	33.5%
CCU Argentina	16,225	17,891	-9.3%	10.8%	10.1%	13.2%
Non-alcoholic beverages	37,296	31,148	19.7%	24.9%	18.1%	18.0%
Wine	12,927	10,600	21.9%	8.6%	11.6%	10.4%
Spirits	6,712	6,058	10.8%	4.5%	14.8%	17.6%
Other/Eliminations	8,709	5,266	-	5.8%	-	-
TOTAL	149,628	141,376	5.8%	100.0%	20.1%	21.6%

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile	Page 5 of 18
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

NON-OPERATING RESULT

Q3’12

In Non-operating result we include the following: Net financing expenses, Equity and income of JVs and associates, Foreign currency exchange differences, Results as per adjustment units, and Other gains/(losses). The total variation of these accounts, when compared to the same quarter last year, is a lower result of CLP 4,603 million mainly explained by:

  Other gains/(losses) and Foreign currency exchange differences, which decreased CLP 5,512 million mostly due to losses related to hedges foreign exchange variations on taxes.

This was partially compensated by:

  Results as per adjustment units, which increased CLP 1,124 million, mainly due to 0.2% decrease of the UF value in Q3’12 compared with 0.6% increase of the UF in Q3’11.

2012	Decreased in CLP 4,496 million from a loss of CLP 6,125 million to a loss of CLP 10,621 million, due mostly to Other gains/(losses) partially compensated by Results as per adjustment units.

INCOME TAXES

Q3’12

Income taxes increased CLP 375 million due to the one-time effect caused by an increase in the corporate income tax rate in Chile, partially compensated by the effect of foreign exchange fluctuations on taxes.

To finance the reconstruction after the February 2010 earthquake, the government raised the tax rate temporarily from 17% to 20% in 2011, to be reduced to 18.5% in 2012 and back to 17% in 2013. To finance an Educational Reform bill, the government raised again the tax rate to 20% on a permanent basis, effective retroactive to January 1st, 2012. Because the increase to 20% we recognized a one-time effect of CLP 6,126 million as higher income tax at the Income Statement.

2012

Income taxes decreased CLP 3,218 million mostly due to (a) lower results in Argentina before taxes, (b) the absence of taxes paid last year due to the positive effect generated by the settlement of the insurance claim in Q1’11 related to the earthquake (c) the effect of foreign exchange fluctuations on taxes. All this, partially compensated by a one-time effect of CLP 6,126 million caused by an increase in the corporate income tax rate in Chile.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile	Page 6 of 18
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

NON-CONTROLLING INTEREST

Q3’12	Increased CLP 447 million to CLP 2,150 million mostly due to the higher results in Aguas CCU-Nestlé Chile.

2012

Decreased CLP 1,760 million to CLP 5,660 million mainly due to the lower results in Viña San Pedro Tarapacá, caused by the absence of the positive effect generated by the settlement of the insurance claim related to the earthquake, and lower results in the cider business in Argentina.

NET INCOME

Q3’12	Decreased CLP 4,662 million to CLP 17,388 million due mostly to a lower Non-operating result and higher Income taxes partially compensated by higher EBIT.

2012	Decreased CLP 8,838 million. Normalized Net income decreased CLP 822 million to CLP 68,924 million due to higher Normalized EBIT and lower Non-operating result, partially offset by lower Income taxes.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile	Page 7 of 18
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

EXCEPTIONAL ITEMS (EI)

During 2011 CCU recorded as Exceptional items at EBIT level the settlement of the insurance claims related to the 2010 earthquake in Chile, which generated a positive effect of CLP 12,683 million in Q1’11 at a Consolidated level and CLP 606 million in Q3’11 exhibited on the Wine segment. Additionally, in Q3’11 was recognized a negative effect of CLP 440 million due to severances paid related to the cider business exhibited on CCU Argentina segment.

The following schedules show the EBIT/EBITDA and their margins, both after Exceptional items:

	EBIT (million CLP)			Mix	EBIT margin
	Q3'12	Q3'11	Change	Q3'12	Q3'12	Q3'11
Beer Chile	16,216	18,133	-10.6%	48.4%	23.9%	27.7%
CCU Argentina	2,618	1,934	35.4%	7.8%	4.8%	4.2%
Non-alcoholic beverages	8,462	6,401	32.2%	25.3%	13.1%	11.4%
Wine	3,996	3,402	17.4%	11.9%	10.0%	8.9%
Spirits	2,191	2,306	-5.0%	6.5%	12.9%	15.6%
Other/Eliminations	-5	539	-	0.0%	-	-
TOTAL	33,479	32,716	2.3%	100.0%	13.7%	14.9%

	EBIT (million CLP)			Mix	EBIT margin
	YTD '12	YTD '11	Change	YTD '12	YTD '12	YTD '11
Beer Chile	53,580	63,636	-15.8%	49.0%	24.2%	30.3%
CCU Argentina	11,230	13,177	-14.8%	10.3%	7.0%	9.7%
Non-alcoholic beverages	28,687	24,708	16.1%	26.2%	13.9%	14.3%
Wine	7,965	12,224	-34.8%	7.3%	7.1%	12.0%
Spirits	5,169	4,969	4.0%	4.7%	11.4%	14.4%
Other/Eliminations	2,815	53	-	2.6%	-	-
TOTAL	109,446	118,766	-7.8%	100.0%	14.7%	18.2%

	EBITDA (million CLP)			Mix	EBITDA margin
	Q3'12	Q3'11	Change	Q3'12	Q3'12	Q3'11
Beer Chile	21,175	22,237	-4.8%	44.8%	31.2%	33.9%
CCU Argentina	4,326	3,396	27.4%	9.1%	7.9%	7.4%
Non-alcoholic beverages	11,474	8,952	28.2%	24.3%	17.8%	16.0%
Wine	5,552	5,005	10.9%	11.7%	13.9%	13.1%
Spirits	2,744	2,891	-5.1%	5.8%	16.2%	19.5%
Other/Eliminations	2,007	2,162	-	4.2%	-	-
TOTAL	47,277	44,644	5.9%	100.0%	19.4%	20.3%

	EBITDA (million CLP)			Mix	EBITDA margin
	YTD '12	YTD '11	Change	YTD '12	YTD '12	YTD '11
Beer Chile	67,759	75,743	-10.5%	45.3%	30.6%	36.0%
CCU Argentina	16,225	17,451	-7.0%	10.8%	10.1%	12.9%
Non-alcoholic beverages	37,296	32,384	15.2%	24.9%	18.1%	18.7%
Wine	12,927	17,067	-24.3%	8.6%	11.6%	16.8%
Spirits	6,712	6,365	5.4%	4.5%	14.8%	18.5%
Other/Eliminations	8,709	5,216	-	5.8%	-	-
TOTAL	149,628	154,225	-3.0%	100.0%	20.1%	23.6%

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile	Page 8 of 18
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

BUSINESS UNITS HIGHLIGHTS (Exhibits 3 & 4)

BEER CHILE

Net sales	increased 3.5% to CLP 67,903 million as a result of 2.2% higher sales volumes and 1.4% higher average prices.

EBIT

decreased 10.6% to CLP 16,216 million despite of higher Net Sales, which did not fully compensate higher Cost of sales and MSD&A expenses. Cost of sales increased 10.5% to CLP 28,278 million. As a percentage of Net sales, Cost of sales increased from 39.0% in Q3’11 to 41.6% in Q3’12 mainly due to higher non-returnable package mix and an increase in depreciation. MSD&A expenses increased 7.9% to CLP 23,590 million mostly to higher distribution and marketing expenses. As a percentage of Net sales, MSD&A increased from 33.3% to 34.7% in Q3’12. The EBIT margin decreased from 27.7% to 23.9% in Q3’12.

EBITDA	decreased 4.8% to CLP 21,175 million and the EBITDA margin decreased from 33.9% to 31.2% in Q3’12.

Comments

During Q3’12 Beer Chile increased prices in all distribution channels and packaging, with higher increase in cans in the modern trade. As a result, Gross profit recovered to last year levels, but it does not fully compensate MSD&A increase which is driven by higher distribution costs which were affected by high real salaries caused by full employment and higher transportation cost. As innovation update, at the end of the quarter was launched the 1.2 returnable liter, as part of the strategy to anchor the returnable package segment. At the same time, Cristal Light was introduced to develop the light beer segment in Chile and strengthen the Cristal brand.

CCU ARGENTINA

Net sales

measured in Chilean pesos, increased 20.3% to CLP 54,899 million, as a result of 3.2% higher volumes and 17.3% higher average prices, positively affected by F/X conversion, change in mix, and price increases in order to partially compensate the inflation. In USD terms, Net sales increased 17.6% and average prices increased 14.8%.

EBIT

measured in Chilean pesos, increased 35.4% to CLP 2,618 million in Q3’12 and Normalized EBIT increased 10.3% as a result of 20.3% higher Net sales, partially compensated by higher Cost of sales and MSD&A, which increased due to higher distribution and salaries because of inflationary pressures. Additionally, MSD&A increase is explained by higher marketing expenses. As a percentage of Net sales, Cost of sales decreased from 45.5% to 41.5% in Q3’12. MSD&A expenses increased 32.9%, from CLP 22,249 million to CLP 29,579 million. As a percentage of Net sales, MSD&A expenses increased from 48.7% to 53.9%. The Normalized EBIT margin increased from 4.2% in Q3’11 to 4.8% in Q3’12.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile	Page 9 of 18
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

EBITDA

increased 27.4% to CLP 4,326 million and the EBITDA margin increased from 7.4% to 7.9%. The Normalized EBITDA increased 12.8% and the Normalized EBITDA margin decreased from 8.4% to 7.9%. In USD terms, EBITDA increased 12.3%.

Comments

We are satisfied with the recovery in our operation in Argentina. Volumes increased 3.2% driven by 4.1% domestic beer volume increase. In addition, as mentioned in the past, the absence of Budweiser exports to Paraguay has been partially restored by Schneider brand exports. In terms of prices, the increase of 14.8% in USD terms was a result of higher end mix and price adjustments.

Argentina is facing a complicated inflationary environment combined with an uncertain political and economic scenario. Moreover, there is a possibility that our operations could become more complex due to the introduction of proprietary bottles in the beer market.

NON-ALCOHOLIC BEVERAGES

Net sales	increased 15.3% to CLP 64,504 million due to higher volumes of 11.1% and 3.8% increase in the average price.

EBIT

increased 32.2% to CLP 8,462 million due to higher Gross profit offsetting the higher MSD&A expenses. Cost of sales increased 9.1% to CLP 32,166 million, nevertheless Cost of sales per hectoliter decreased 1.8% mainly due to lower costs in raw materials such as sugar and resin. Cost of sales, as a percentage of Net sales, decreased from 52.7% to 49.9%. MSD&A increased 18.6% to CLP 23,967 million mainly due to higher volume and higher distribution cost per hectoliter and marketing expenses, while as a percentage of Net sales, MSD&A increased from 36.1% to 37.2%. EBIT margin increased from 11.4% to 13.1% in Q3’12.

EBITDA	increased 28.2% to CLP 11,474 million and the EBITDA margin increased from 16.0% to 17.8%.

Comments

Volumes continued to have a strong performance following the tendency shown in the first half of the year. Volumes in Water increased 17.4%, Soft drinks 10.8% and Nectars 6.4%. The segment’s average price grew 3.8% due to slight increases in all categories during the quarter and a higher-end mix.

The high volume growth is attributed to higher industry dynamism and market share expansions as a consequence of better execution at the points of sales and the introduction of recent innovations in the market.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile	Page 10 of 18
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

WINE

Net sales

increased 4.0% to CLP 39,862 million due to an increase in volumes of 3.8%, excluding bulk wine, and a higher average price of 1.2%. The Chile domestic average price increased 1.7% as a result of a better sales mix.

EBIT

increased 17.4% to CLP 3,996 million in Q3’12 due to 4.0% higher Net sales and 3.1% lower Cost of sales, offsetting the higher MSD&A expenses. As a percentage of Net sales, Cost of sales decreased from 65.9% to 61.4%. MSD&A increased 7.3% to CLP 11,454 million. As a percentage of Net sales, MSD&A increased from 27.9% to 28.7%. As a consequence, the EBIT margin increased from 8.9% in Q3’11 to 10.0% in Q3’12.

EBITDA	increased 10.9% to CLP 5,552 million and the EBITDA margin increased from 13.1% to 13.9% in Q3’12.

Comments

Volumes performed well in the third quarter of the year, highlighting Exports from Chile which grew 8.8%. This quarter, as a financial investment, we increased our stake in VSPT to 59.88% by acquiring 9.88% of the shares.

SPIRITS

Net sales

increased 14.3% to CLP 16,941 million as a result of 5.0% higher average price and 11.7% higher volume, both positively affected by the inclusion of new products since July 2011 and the Pisco Premium category, which grew both in volume and price.

EBIT

decreased 5.0% to CLP 2,191 million mainly due to 13.0% higher MSD&A, partially compensated by 3.1% higher Gross Profit as a result of 14.3% higher Net Sales and 23.0% higher Cost of sales, mostly due to higher cost per unit of the new products included in our portfolio. MSD&A expenses increase is explained by higher distribution costs, however as a percentage of Net sales, MSD&A decreased from 28.7% to 28.4%. The EBIT margin decreased from 15.6% to 12.9% in Q3’12.

EBITDA	decreased 5.1% from CLP 2,891 million to CLP 2,744 million, and the EBITDA margin decreased from 19.5% to 16.2% in Q3’12.

Comments

Volumes had a good performance in Q3’12, growing 11.7% compared to Q3’11, driven by the inclusion of new products. The Pisco portfolio also had a good performance driven by the premium segment, while the rum category suffered a contraction in mainstream segment.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile	Page 11 of 18
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

FURTHER INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the second-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water and nectars producer, the largest pisco distributor and also participates in the rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Compañía Pisquera Bauzá S.A.. For more information, visit www.ccu.cl.

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS and available in our web page.

GLOSSARY

Business Segments
Business segments are reflected in the same way that each Strategic Business Unit (SBU) is managed. Corporate shared services and distribution and logistics expenses have been allocated to each SBU based on Service Level Agreements. The non-allocated corporate overhead expenses and the result of the logistics subsidiary are included in “Other/Eliminations”.

The Non Alcoholic segment includes soft drinks (soft drinks, tea, sports and energetic drinks), nectars and water (purified and mineral). CCU Argentina includes beer and others (cider, spirits, and domestic wine from Tamarí sales). Wine includes Chile domestic, Chile export and Argentina (export and domestic, except sales from Tamarí).

Cost of sales
Formerly referred to as Cost of Goods Sold (COGS), Cost of sales includes direct costs and manufacturing expenses.

Earnings Per Share (EPS)
Net profit divided by the weighted average number of shares during the year.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile	Page 12 of 18
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

EBIT
Stands for Earnings Before Interest and Taxes, and corresponds to profit before Taxes, Interests, Results as per adjustment units, Equity and income of JVs and associates, and profits/(losses) on foreign currency exchange differences.

EBITDA
EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies.

Exceptional Items (EI)
Formerly referred to as Non recurring items (NRI), Exceptional items are either incomes or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit
Gross profit corresponds to the difference between Net sales and Cost of sales, before deducting MSD&A expenses, Taxes, Interests, Results as per adjustment units, Equity and income of JVs and associates, and profits/(losses) on foreign currency exchange differences.

Marketing, Selling, Distribution and Administrative expenses (MSD&A)
MSD&A include marketing, selling, distribution and administrative expenses.

Net Debt
Total financial debt minus cash & cash equivalents.

Net Debt / EBITDA
The ratio is based on a twelve month rolling calculation for EBITDA.

Net Income
Net profit attributable to parent company shareholder as per IFRS.

Normalized
The term “normalized” refers to performance measures (EBITDA, EBIT, Net income, EPS) before exceptional items.

ROCE
ROCE stands for Return on Capital Employed.

Organic growth
Growth which excludes sales from new endeavors of the last twelve months.

UF
The UF is a monetary unit indexed to the CPI variation.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile	Page 13 of 18
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

Exhibit 1: Income Statement (Third Quarter 2012)

Q3	2012	2011	2012	2011	Change %
	(CLP million)		(USD million)(1)
Core revenue	239,947	215,471	497	447	11.4
Other revenue	4,030	4,571	8	9	(11.8)
Net Sales	243,977	220,042	506	456	10.9
Cost of sales	(116,262)	(107,400)	(241)	(223)	8.3
% of net sales	47.7	48.8	47.7	48.8
Gross profit	127,715	112,643	265	233	13.4
MSD&A	(95,106)	(80,890)	(197)	(168)	17.6
% of net sales	39.0	36.8	39.0	36.8
Other operating income/(expenses)	870	797	2	2	9.1
Normalized EBIT	33,479	32,550	69	67	2.9
% of net sales	13.7	14.8	13.7	14.8
Exceptional items	-	166	-	0.3
EBIT	33,479	32,716	69	68	2.3
% of net sales	13.7	14.9	13.7	15
Net financing expenses	(2,331)	(1,738)	(5)	(4)	34.1
Equity and income of JVs and associates	455	77	1	0	493.2
Foreign currency exchange differences	91	(271)	0	(1)	(133.6)
Results as per adjustment units	269	(856)	1	(2)	(131.4)
Other gains/(losses)	(1,829)	4,045	(4)	8	(145.2)
Total Non-operating result	(3,346)	1,257	(7)	3	(366.2)
Income/(loss) before taxes	30,133	33,973	62	70	(11.3)
Income taxes	(10,595)	(10,221)	(22)	(21)	3.7
Net income for the period	19,538	23,752	40	49	(17.7)
Normalized net income
attributable to:
The equity holders of the parent	17,388	22,093	36	46	(21.3)
Net income
attributable to:
The equity holders of the parent	17,388	22,050	36	46	(21.1)
Non-controlling interest	2,150	1,702	4	4	26.3
Normalized EBITDA	47,277	44,478	98	92	6.3
% of net sales	19.4	20.2	19.4	20.2
EBITDA	47,277	44,644	98	93	5.9
% of net sales	19.4	20.3	19.4	20.3

OTHER INFORM ATION
Number of shares	318,502,872	318,502,872	318,502,872	318,502,872
Shares per ADR	5	5	5	5
Normalized Earnings per share	54.6	69.4	0.1	0.1	-21.3
Earnings per share	54.6	69.2	0.1	0.1	-21.1
Normalized Earnings per ADR	273.0	346.8	0.6	0.7	-21.3
Earnings per ADR	273.0	346.1	0.6	0.7	-21.1
Depreciation	13,798	11,928	29	25	15.7
Capital Expenditures	21,198	17,478	43.9	36.2	21.3
(1) Average Exchange rate for the period: US$1.00 = CLP 482.49

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile	Page 14 of 18
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

Exhibit 2: Income Statement (Nine months ended on September 30, 2012)

YTD AS OF SEPTEMBER	2012	2011	2012	2011	Change %
	(CLP million)		(USD million)(1)
Core revenue	730,908	641,053	1,493	1,310	14.0
Other revenue	12,571	12,641	26	26	(0.6)
Net Sales	743,479	653,694	1,519	1,335	13.7
Cost of sales	(353,235)	(311,262)	(722)	(636)	13.5
% of net sales	47.5	47.6	47.5	47.6
Gross profit	390,244	342,432	797	700	14.0
MSD&A	(283,246)	(238,761)	(579)	(488)	18.6
% of net sales	38.1	36.5	38.1	36.5
Other operating income/(expenses)	2,448	2,246	5	5	9.0
Normalized EBIT	109,446	105,917	224	216	3.3
% of net sales	14.7	16.2	14.7	16.2
Exceptional items	-	12,849	-	26.2
EBIT	109,446	118,766	224	243	(7.8)
% of net sales	14.7	18.2	14.7	18
Net financing expenses	(5,373)	(5,238)	(11)	(11)	2.6
Equity and income of JVs and associates	1,431	869	3	2	64.7
Foreign currency exchange differences	(522)	(649)	(1)	(1)	(19.5)
Results as per adjustment units	(2,359)	(4,449)	(5)	(9)	(47.0)
Other gains/(losses)	(3,798)	3,343	(8)	7	(213.6)
Total Non-operating result	(10,621)	(6,125)	(22)	(13)	73.4
Income/(loss) before taxes	98,826	112,642	202	230	(12.3)
Income taxes	(24,242)	(27,460)	(50)	(56)	(11.7)
Net income for the period	74,584	85,182	152	174	(12.4)
Normalized net income
attributable to:
The equity holders of the parent	68,924	69,745	141	142	(1.2)
Net income
attributable to:
The equity holders of the parent	68,924	77,761	141	159	(11.4)
Non-controlling interest	5,660	7,420	12	15	(23.7)
Normalized EBITDA	149,628	141,376	306	289	5.8
% of net sales	20.1	21.6	20.1	21.6
EBITDA	149,628	154,225	306	315	(3.0)
% of net sales	20.1	23.6	20.1	23.6

OTHER INFORM ATION
Number of shares	318,502,872	318,502,872	318,502,872	318,502,872
Shares per ADR	5	5	5	5
Normalized Earnings per share	216.4	219.0	0.4	0.4	-1.2
Earnings per share	216.4	244.1	0.4	0.5	-11.4
Normalized Earnings per ADR	1,082.0	1,094.9	2.2	2.2	-1.2
Earnings per ADR	1,082.0	1,220.7	2.2	2.5	-11.4
Depreciation	40,182	35,459	82	72	13.3
Capital Expenditures	76,376	44,265	156.0	90.4	72.5
(1) Average Exchange rate for the period: US$1.00 = CLP 489.5

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile	Page 15 of 18
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

Exhibit 3: Segment Information (Third Quarter 2012)

Q3 (CLP million)	Beer Chile		CCU Argentina		Non-Alcoholic		Wine		Spirits		Other/eliminations		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Core revenue	66,981	64,667	54,039	44,611	63,271	54,862	38,838	36,989	16,818	14,342	-	0	239,947	215,471
Other revenue	788	748	840	1,008	327	263	951	1,332	121	144	1,004	1,075	4,030	4,571
Interco sales revenue	134	162	20	24	907	809	73	9	2	337	(1,137)	(1,342)	-	(0)
Net Sales	67,903	65,578	54,899	45,643	64,504	55,934	39,862	38,330	16,941	14,824	(132)	(266)	243,977	220,042
change %	3.5		20.3		15.3		4.0		14.3				10.9
Cost of sales	(28,278)	(25,601)	(22,805)	(20,773)	(32,166)	(29,487)	(24,481)	(25,268)	(10,250)	(8,332)	1,718	2,061	(116,262)	(107,400)
% of net sales	41.6	39.0	41.5	45.5	49.9	52.7	61.4	65.9	60.5	56.2			47.7	48.8
Gross profit	39,625	39,977	32,094	24,870	32,339	26,447	15,381	13,062	6,691	6,492	1,586	1,795	127,715	112,643
MSD&A	(23,590)	(21,856)	(29,579)	(22,249)	(23,967)	(20,214)	(11,454)	(10,677)	(4,804)	(4,251)	(1,713)	(1,643)	(95,106)	(80,890)
% of net sales	34.7	33.3	53.9	48.7	37.2	36.1	28.7	27.9	28.4	28.7			39.0	36.8
Other operating income/(expenses)	181	13	102	(247)	91	168	69	411	304	65	123	387	870	797
Normalized EBIT	16,216	18,133	2,618	2,374	8,462	6,401	3,996	2,796	2,191	2,306	(5)	539	33,479	32,550
change %	-10.6		10.3		32.2		42.9		-5.0				2.9
% of net sales	23.9	27.7	4.8	5.2	13.1	11.4	10.0	7.3	12.9	15.6			13.7	14.8
Exceptional items	-	-	-	(440)	-	-	-	606	-	-	-	-	-	166
EBIT	16,216	18,133	2,618	1,934	8,462	6,401	3,996	3,402	2,191	2,306	(5)	539	33,479	32,716
change %	-10.6		35.4		32.2		17.4		-5.0				2.3
% of net sales	23.9	27.7	4.8	4.2	13.1	11.4	10.0	8.9	12.9	15.6			13.7	14.9
Normalized EBITDA	21,175	22,237	4,326	3,836	11,474	8,952	5,552	4,398	2,744	2,891	2,007	2,162	47,277	44,478
change %	-4.8		12.8		28.2		26.2		-5.1				6.3
% of net sales	31.2	33.9	7.9	8.4	17.8	16.0	13.9	11.5	16.2	19.5			19.4	20.2
EBITDA	21,175	22,237	4,326	3,396	11,474	8,952	5,552	5,005	2,744	2,891	2,007	2,162	47,277	44,644
change %	-4.8		27.4		28.2		10.9		-5.1				5.9
% of net sales	31.2	33.9	7.9	7.4	17.8	16.0	13.9	13.1	16.2	19.5			19.4	20.3
Q3 VOLUMES (HL)	Beer Chile		CCU Argentina		Non-Alcoholic		Wine		Spirits		Other/eliminations		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
TOTAL SEGMENT	1,115,219	1,091,277	967,232	937,000	1,780,809	1,602,411	355,534	342,614	71,514	64,015			4,290,308	4,037,317
change %	2.2		3.2		11.1		3.8		11.7				6.3
Q3 AVE. PRICES (CLP/HL)	Beer Chile		CCU Argentina		Non-Alcoholic		Wine		Spirits		Other/eliminations		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
SEGMENT AVE. PRICE	60,061	59,258	55,870	47,610	35,529	34,237	109,238	107,960	235,174	224,045			55,928	53,370
change %	1.4		17.3		3.8		1.2		5.0				4.8

(1) Excludes exports to Chile of 1887.60 HL and 2694.648 HL in 2012 and 2011 respectively (2) Excludes bulk w ine of 6280.001 HL and 8494.991 HL in 2012 and 2011 respectively

Exhibit 4: Segment Information (Nine months ended on September 30, 2012)

YTD AS OF SEPTEMBER	Beer Chile		CCU Argentina		Non-Alcoholic		Wine		Spirits		Other/eliminations		Total
(CLP million)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Core revenue	218,491	207,645	157,560	132,888	202,310	169,623	108,038	97,823	44,510	33,074	0	(0)	730,908	641,053
Other revenue	2,363	2,144	2,325	2,291	884	969	3,477	4,030	963	402	2,559	2,805	12,571	12,641
Interco sales revenue	432	316	60	199	2,786	2,759	236	16	9	1,024	(3,524)	(4,315)	-	0
Net Sales	221,286	210,105	159,945	135,378	205,980	173,351	111,751	101,869	45,482	34,500	(965)	(1,509)	743,479	653,694
change %	5.3		18.1		18.8		9.7		31.8				13.7
Cost of sales	(94,213)	(84,135)	(63,772)	(58,231)	(101,960)	(88,908)	(72,683)	(67,322)	(27,470)	(18,599)	6,864	5,932	(353,235)	(311,262)
% of net sales	42.6	40.0	39.9	43.0	49.5	51.3	65.0	66.1	60.4	53.9			47.5	47.6
Gross profit	127,073	125,970	96,173	77,147	104,020	84,443	39,068	34,547	18,011	15,901	5,899	4,423	390,244	342,432
MSD&A	(73,491)	(67,650)	(85,022)	(63,455)	(75,610)	(62,002)	(31,407)	(29,360)	(13,138)	(11,314)	(4,578)	(4,981)	(283,246)	(238,761)
% of net sales	33.2	32.2	53.2	46.9	36.7	35.8	28.1	28.8	28.9	32.8			38.1	36.5
Other operating income/(expenses)	(2)	(12)	79	(77)	276	1,032	305	570	296	75	1,495	660	2,448	2,246
Normalized EBIT	53,580	58,307	11,230	13,616	28,687	23,473	7,965	5,757	5,169	4,662	2,815	102	109,446	105,917
change %	-8.1		-17.5		22.2		38.4		10.9				3.3
% of net sales	24.2	27.8	7.0	10.1	13.9	13.5	7.1	5.7	11.4	13.5			14.7	16.2
Exceptional items	-	5,329	-	(440)	-	1,236	-	6,467	-	307	-	(49)	-	12,849
EBIT	53,580	63,636	11,230	13,176	28,687	24,708	7,965	12,224	5,169	4,969	2,815	53	109,446	118,766
change %	-15.8		-14.8		16.1		-34.8		4.0				-7.8
% of net sales	24.2	30.3	7.0	9.7	13.9	14.3	7.1	12.0	11.4	14.4			14.7	18.2
Normalized EBITDA	67,759	70,414	16,225	17,890	37,296	31,148	12,927	10,600	6,712	6,058	8,709	5,266	149,628	141,376
change %	-3.8		-9.3		19.7		21.9		10.8				5.8
% of net sales	30.6	33.5	10.1	13.2	18.1	18.0	11.6	10.4	14.8	17.6			20.1	21.6
EBITDA	67,759	75,743	16,225	17,450	37,296	32,384	12,927	17,067	6,712	6,365	8,709	5,216	149,628	154,225
change %	-10.5		-7.0		15.2		-24.3		5.4				-3.0
% of net sales	30.6	36.0	10.1	12.9	18.1	18.7	11.6	16.8	14.8	18.5			20.1	23.6
YTD AS OF SEPTEMBER	Beer Chile		CCU Argentina		Non-Alcoholic		Wine		Spirits		Other/eliminations		Total
VOLUMES (HL)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
TOTAL SEGMENT	3,796,809	3,628,556	2,977,713	3,058,998	5,689,761	4,906,407	967,227	908,130	187,384	158,640	-	-	13,618,894	12,660,730
change %	4.6		-2.7		16.0		6.5		18.1				7.6
YTD AS OF SEPTEMBER	Beer Chile		CCU Argentina		Non-Alcoholic		Wine		Spirits		Other/eliminations		Total
AVE. PRICES (CLP/HL)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
SEGMENT AVE. PRICE	57,546	57,225	52,913	43,442	35,557	34,572	111,698	107,719	237,531	208,484	-	-	53,669	50,633
change %	0.6		21.8		2.8		3.7		13.9				6.0

(1) Excludes exports to Chile of 6324.408 HL and 7631.448 HL in 2012 and 2011 respectively

Exhibit 5: Balance Sheet

	September 30	December 31	September 30	December 31	Change
	2012	2011	2012	2011	%
ASSETS	(CLP million)	(CLP million)	(US$ million)(1)	(US$ million)(1)
Cash and cash equivalents	117,311	177,664	248	375	(34.0)
Other current assets	345,667	364,881	730	770	(5.3)
Total current assets	462,978	542,546	977	1,145	(14.7)

PP&E (net)	594,038	556,949	1,254	1,176	6.7
Other non current assets	210,468	198,996	444	420	5.8
Total non current assets	804,506	755,946	1,698	1,596	6.4
Total assets	1,267,484	1,298,491	2,675	2,741	(2.4)

LIABILITIES
Short term financial debt	84,536	76,105	178	161	11.1
Other liabilities	205,643	274,666	434	580	(25.1)
Total current liabilities	290,180	350,771	612	740	(17.3)

Long term financial debt	186,370	170,955	393	361	9.0
Other liabilities	101,765	91,980	215	194	10.6
Total non current liabilities	288,135	262,935	608	555	9.6
Total Liabilities	578,314	613,706	1,221	1,295	(5.8)

EQUITY
Paid-in capital	231,020	231,020	488	488	0.0
Other reserves	(45,807)	(35,174)	(97)	(74)	0.0
Retained earnings	407,592	373,130	860	788	9.2

Net equity attributable to parent company shareholders	592,805	568,976	1,251	1,201	4.2
Minority interest	96,365	115,810	203	244	(16.8)
Total equity	689,170	684,786	1,455	1,445	0.6
Total equity and liabilities	1,267,484	1,298,491	2,675	2,741	(2.4)

OTHER FINANCIAL INFORMATION

Total financial debt	270,906	247,061	572	521	9.7%

Net debt	153,595	69,396	324	146	121.3%

Liquidity ratio	1.60	1.55
Financial Debt / Capitalization	0.28	0.27
Net debt / EBITDA	0.66	0.29
(1) Exchange rate as of 30 September 2012: US$1.00 = CLP 473.77

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial Officer

Date: November 8, 2012